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                                                                       EXHIBIT 3


                         CHADMOORE WIRELESS GROUP, INC.
                         2875 East Patrick Lane, Suite G
                             Las Vegas, Nevada 89120


                                                               November 16, 2001


Recovery Equity Investors II, L.P.
555 Twin Dolphin Drive
Redwood City, California 94065

Re: Agreement and Plan of Reorganization dated as of August 21, 2000 by and among Nextel Communications, Inc. ("Nextel"), Nextel Finance Company ("Acquisition Sub") and Chadmoore Wireless Group, Inc. ("Chadmoore") (the "Agreement"), as amended by the First Amendment to the Agreement, dated as of August 31, 2000, by the Second Amendment to the Agreement, dated as of February 20, 2001, by the Third Amendment to the Agreement, dated as of June 29, 2001 and by the Fourth Amendment to the Agreement, dated as of November 16, 2001 (the Agreement, as amended, the "Amended Agreement")

Dear Sirs:

On August 21, 2000, Chadmoore entered into the Agreement with Nextel and Acquisition Sub pursuant to which Chadmoore agreed to transfer to Nextel the Assets (except for the Excluded Assets) in exchange for the Nextel Shares and the assumption of certain obligations of Chadmoore. All capitalized terms used and not otherwise defined herein have the respective meanings assigned to them in the Amended Agreement.

In order to induce Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"), to enter into the letter agreement relating to its support of the Agreement and the Reorganization as required by Nextel under the Agreement, Chadmoore and REI entered into a letter agreement dated August 21, 2000 (the "Letter Agreement"). The Letter Agreement provides, in part, that REI will, following approval by the shareholders of Chadmoore of the Reorganization and a plan of liquidation, exercise the Warrant, represented by Certificate No. 1, dated May 1, 1998, issued by Chadmoore to REI ("Warrant No. 1").

In order to induce REI to enter into an amended letter agreement relating to its support of the Amended Agreement and the Reorganization (for purposes hereof, each of the Amended Agreement and the Reorganization shall mean such Agreement or Reorganization as in effect or as provided for, as applicable, as of the date hereof and as subsequently amended with REI's prior written consent) and to resolve issues arising out of the Investment Agreement, dated as of May 1, 1998, between REI and Chadmoore (the "Investment Agreement") and agreements related thereto, Chadmoore and REI agree that the Letter Agreement is hereby amended and restated in its entirety as follows:

         1. In connection with the approval of the Reorganization by the shareholders of Chadmoore, Chadmoore shall adopt a plan of liquidation (the "Plan"), which Plan shall be adopted by Chadmoore's Board of Directors and recommended by such Board for approval by Chadmoore's shareholders entitled to vote thereon. The Plan shall provide for the liquidation of Chadmoore and distribution of the Nextel Shares or cash, in part, as follows:

                  (A) At a time determined in accordance with the Plan and the liquidating trusts, if any, created thereunder, REI shall be entitled to receive, in exchange for the surrender of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI and the Warrant, represented by Certificate No. 3, dated May 1, 1998, issued by Chadmoore to REI ("Warrant No. 3"), an aggregate number of Nextel Shares or cash equal to the sum of (x) the number of Nextel Shares or cash that REI would be entitled to receive under the Plan had it exercised the Warrant in full (using the portion of the aggregate Stated Value
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(as defined in the Certificate of Designation of the Rights, Preferences and
Privileges of the Series C Preferred Stock (the "Certificate of Designation")) of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI which equals the Aggregate Exercise Price (as defined in Warrant No. 3)) and received shares of common stock, par value $.001 per share, of Chadmoore ("Common Stock") upon such exercise (with both the number of shares of Common Stock which would have been acquirable under Warrant No. 3 and the Aggregate Exercise Price being as agreed to by REI and Chadmoore as of the day prior to the Closing, and based on the anticipated total amount per share to be distributed to holders of Common Stock pursuant to the Plan) and (y) the number of Nextel Shares (based on the average of the daily closing price of a Nextel Share for the twenty (20) consecutive Trading Days immediately prior to the Closing Date (the "Nextel Share Price")) or cash reflecting by value the amount equal to the sum of (i) the difference between the aggregate Stated Value of all of the shares of Series C Preferred Stock of Chadmoore then owned by REI and the portion thereof used to satisfy the exercise of Warrant No. 3 described in clause (x) above and (ii) the amount of all accrued and unpaid dividends on the Series C Preferred Stock as provided in the Certificate of Designation through and including the date of the filing of the articles of dissolution of Chadmoore with the Colorado Secretary of State (and Chadmoore shall not declare or pay any dividends on such shares of Series C Preferred Stock);

                  (B) At a time determined in accordance with the Plan and the liquidating trusts, if any, created thereunder, REI shall be entitled to receive, in exchange for the surrender of the Warrant, represented by Certificate No. 2, dated May 1, 1998, issued by Chadmoore to REI ("Warrant No. 2"), an aggregate number of Nextel Shares or cash equal to the number of Nextel Shares or cash that REI would be entitled to receive under the Plan had it exercised the Warrant in full, net of the Aggregate Exercise Price (as defined in Warrant No. 2), and received shares of Common Stock upon such exercise (with both the number of shares of Common Stock which would have been acquirable under Warrant No. 2 and the Aggregate Exercise Price being as agreed to by REI and Chadmoore as of the day prior to the Closing, and based on the anticipated total amount per share to be distributed to holders of Common Stock pursuant to the
Plan); and

                  (C) Unless otherwise approved by REI with respect to the treatment of it as a holder of Common Stock, all holders of Common Stock are treated the same under the Plan.

In addition, if the shareholders of Chadmoore approve the Reorganization, but not the Plan, any distribution of the consideration received by Chadmoore in connection with the Reorganization shall be effected in a manner consistent with this Section 1.

         2. Warrant No. 1 had an expiration date of 5:00 p.m., Nevada time, May 1, 2001 (the "Expiration Date"). Effective as of the Expiration Date, REI's obligation to exercise Warrant No. 1 as provided in Section 2 of the second paragraph of the Letter Agreement terminated and was of no further force or effect.

         3. If prior to March 31, 2002 (x) the shareholders of Chadmoore approve both the Reorganization and the Plan, (y) REI concludes that the Reorganization, together with the liquidation to be effected under the Plan, conform with all applicable requirements so as for the Reorganization, together with the liquidation to be effected under the Plan, to be treated as a tax-free reorganization under Section 368(a)(1)(C) of the Code for holders of both Common Stock and Series C Preferred Stock of Chadmoore, as based on a written opinion by KPMG, Chadmoore's independent accountants, to such effect, and (z) REI determines, in its reasonable judgment, that the Closing will occur within no greater than three days, REI shall loan Chadmoore $6.5 million in cash in exchange for a promissory note of Chadmoore, payable (i) upon demand after the Closing Date and in no event later than the seventh day immediately following the Closing Date, and (ii) at REI's option, either (x) in cash (with interest at 10% per annum from the date of issuance to the date immediately preceding the date of payment, if not paid after demand therefore and on or prior to the seventh day immediately following the Closing Date), together with a facility fee of $975,000 or (y) in such number of Nextel Shares as is equal in value to 115% of the principal amount (it being understood that such number of shares is intended to reflect the uncertainties of the valuation of such Nextel Shares at the time of payment and that such payment in shares shall be a distribution in liquidation to REI as a creditor of Chadmoore pursuant to the Plan) and valued at the Nextel Share Price: provided, however, that if the Closing does not occur, the note shall be payable in cash and immediately upon demand (with interest at 10% per annum from the date of issuance to the date immediately preceding the
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date of payment, if not paid after demand), together with a facility fee of
$975,000. Chadmoore shall use its best efforts to insure that such loan is secured by its assets but subordinate to debt owed by Chadmoore to GATX Capital Corporation and Barclays Bank PLC.

         4. If prior to March 31, 2002 either (x) the shareholders of Chadmoore approve the Reorganization, but not the Plan or (y) the shareholders of Chadmoore approve the Reorganization and the Plan prior to March 31, 2002 but REI concludes, based on KPMG, Chadmoore's independent accountants, being unable to provide an opinion that the Reorganization, together with the liquidation to be effected under the Plan, conform with all applicable requirements so as for the Reoganization, together with the liquidation to be effected under the Plan, to be treated as a tax-free reorganization under Section 368(a)(1)(C) of the Code for holders of both Common Stock and Series C Preferred Stock of Chadmoore, that such Reorganization, together with the liquidation to be effected under the Plan, will not be treated as a tax-free reorganization, REI shall be entitled to receive, and Chadmoore shall pay to REI, $543,716 in cash immediately following the Closing.

         5. Immediately following the consummation of the Closing, Chadmoore shall pay REI all accrued and unpaid amounts due to date under the Advisory Agreement, dated as of May 1, 1998, between REI and Chadmoore (the "Advisory Agreement"). Thereafter, notwithstanding the terms of the Advisory Agreement, in addition to any continued payments required thereunder, REI shall be entitled to, and Chadmoore shall pay to REI, an amount equal to $312,000, to be pre-paid by Chadmoore as promptly as possible, in light of current market conditions, but in no event later than April 30, 2003.

         6. Notwithstanding Section 4.16 of the Investment Agreement, REI consents to such amendments to the terms of the Identified Securities (as defined in the Investment Agreement) which are stock options issued under any employee or consulting stock option plan heretofore established by Chadmoore (collectively, "Employee Option Identified Securities") as are necessary to permit the distribution of cash and/or Nextel Shares to the holders of such Employee Option Identified Securities as provided in the Plan in an amount equivalent to that which would be received upon their cashless, "net" exercise of such Employee Option Identified Securities, with the net amount payable thereunder being based on the amount per share to be distributed to holders of Chadmoore Common Stock under the Plan. REI also consents to all other amendments or modifications to such Employee Option Identified Securities with respect to re-pricing or the extension of the term thereof that have been adopted and approved by the Board of Directors of Chadmoore since May 1, 1998 through the date of this letter agreement; provided such Board approval included the unanimous approval of the directors appointed by REI. In addition, REI consents to any other amendments or modifications to such Employee Option Identified Securities that are approved and adopted by the Board of Directors of Chadmoore after the date hereof; provided such Board approval includes the unanimous approval of the directors appointed by REI.

         7. REI waives all rights under (i) Section 2F of Warrant No. 2, effective upon receipt from Chadmoore of all the securities or cash to which REI is entitled to with respect thereof under the Plan and in accordance with
Section 1(B) hereof, and (ii) Section 2D of Warrant No. 3, effective upon receipt form Chadmoore of all securities or cash to which REI is entitled to with respect thereof under the Plan and in accordance with Section 1(A) hereof.

         8. Assuming that holders of options under Chadmoore's various employee and consulting stock option plans are permitted to exercise such options on a "net" basis, as of the date hereof (i) the exercise price of Warrant No. 3 and the number of shares of Common Stock acquirable thereunder are expected to be as set forth in Exhibit A attached hereto and (ii) the exercise price of Warrant No. 2 and the number of shares of Common Stock acquirable thereunder are expected to be as set forth in Exhibit B attached hereto. Both REI and Chadmoore acknowledge that the figures set forth in Exhibits A and B hereto are solely current good faith estimates and are not binding on either party hereto.
This Letter Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.
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This Letter Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                           [signature page to follow]
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If you are in agreement with the foregoing, please sign the copy of this letter enclosed and return it to the undersigned, whereupon it will become a binding obligation between us.


                                            Sincerely yours,

                                            CHADMOORE WIRELESS
                                            GROUP, INC.


                                            By: /s/ ROBERT W. MOORE
                                               ---------------------------------
                                               Name:  Robert W. Moore
                                               Title: President/CEO


Agreed and accepted this
16th day of November, 2001.


RECOVERY EQUITY INVESTORS II, L.P.


By:  RECOVERY EQUITY PARTNERS II, L.P.
         Its General Partner


By: /s/ JOSEPH J. FINN-EGAN
    -----------------------------------------
    Name:  Joseph J. Finn-Egan
    Title: General Partner


By: /s/ JEFFREY A. LIPKIN
    -----------------------------------------
    Name:  Jeffrey A. Lipkin
    Title: General Partner